

September 19, 2017

Trina Sandoval
Associate General Counsel
New York Life Insurance Company
51 Madison Avenue
New York, NY 10010

      RE: New York Life Insurance and Annuity Corporation ("NYLIAC")
                 Variable Annuity Separate Account III
                 Initial Registration Statement on Form N-4 (File Nos. 333-219399 and 811-08904)

                 New York Life Insurance and Annuity Corporation
                 Variable Annuity Separate Account IV
                 Initial Registration Statement on Form N-4 (File Nos. 333-219400 and 811-21397)

Dear Ms. Sandoval,

The Staff has reviewed the above-referenced initial registration statements for NYLIAC Variable Annuity Separate Account III and Variable Annuity Separate Account IV relating to the New York Life Premier Variable Annuity – FP Series, which the Commission received on July 21, 2017. Based on our review, we have the following comments.

General

1. Please update all blanks and bracketed language as appropriate.

Cover Page

2. In the second paragraph, you state that "not all [optional features] may be available at the time you are interested in purchasing a policy, as we reserve the right to prospectively restrict availability of the optional features." Please delete this clause as later disclosure in the prospectus states that all of the optional riders must be elected at the time of application for the policy. If the company decides to stop offering a rider, the prospectus must be revised first.

3. Please confirm that the Investment Divisions and Asset Allocation Models are shown entirely on the cover and inside cover pages of the prospectus. Otherwise, revise your disclosure.

4. In addition to the cross-reference to the "Investment Preservation Rider – FP Series (optional)" section of the prospectus, please include a cross-reference to Appendix 1.

Prospectus

5. Table of Fees and Expenses (pp. 6-7)

   a. The prospectus states that there is "*currently* no charge for the first 12 transfers in a policy year" (emphasis added). Does NYLIAC intend to reserve the right to charge a transfer fee for the first 12 transfers in a policy year? If so, please revise the table to reflect the guaranteed maximum fee applicable to the first 12 transfers. If not, please delete "currently."

   b. The fee table includes a line for the "Current and guaranteed Mortality and Expense Risk and Administrative Costs Charge." Please revise this to say "Current and guaranteed maximum . . ." to clarify that the current charge is also the maximum charge. *See* Form N-4, Item 3, Instruction 5.

6. Expense Examples (p. 8)

   a. Please revise examples for both Accumulation Value-based M&E and Premium-based M&E to show the most expensive combination of riders first. In both instances, the first expense example must include the maximum expenses for the 10 Year Rider Holding Period and the Annual Death Benefit Reset Rider. Also, the Premium-based M&E examples should be shown first, as they reflect the highest applicable M&E charge.

   b. Delete the sentence in the introduction to the Examples that states: "Therefore, if your policy's Accumulation Value exceeds that amount, the expenses would be slightly lower." The examples are to show the highest combination of charges.

   c. Please supplementally confirm that the charges included in the examples for each rider are the guaranteed maximum charges and not the current charges (i.e., 2% for 10 Year Rider Holding Period and 1% for the Annual Death Benefit Reset Rider).

   d. Please define both "IPR" and "ADBR" prior to their current first use in the expense examples.

   e. For the expense examples for both the Accumulation Value-based M&E and the Premium-based M&E, please clarify in each example that the IPR Rider included in the example is the 10 Year Rider Holding Period.

7. Questions and Answers (pp. 9-10)

    a. The description of the number of Investment Divisions in each Separate Account conflicts which the language in the cover pages, which states: "The Investment Divisions and Asset Allocation Models listed below are available regardless of the M&E Charge structure that you choose." Please reconcile. If the investment options vary by Separate Account, that fact should be indicated on the list shown on the cover pages.

    b. The fee table indicates that the maximum and current transfer fee is $30 for transfers exceeding 12 per policy year. The response to Question 3 states, "We currently do not charge for transfers." Please revise either the fee table or the response to this Question to reflect the appropriate current transfer fee. Also, in Question 3, the response states that transfers can be made "at least 30 days prior to the Annuity Commencement Date." Does this mean at any time prior to 30 days before the Annuity Commencement Date? The same clarification should be made to the disclosure in the "Transfers" section on page 27.

    c. In response to Question 4, the prospectus states, "In addition, we also deduct a charge for certain mortality and expenses risks (M&E Charge) NYLIAC assumes and for policy administration expenses." Please clarify whether the policy administration expenses discussed at the end of the sentence are included in the M&E Charge. If not, please add the relevant expense to the fee table. Further, if the M&E charge also includes distribution charges, please disclose that as well.

8. Condensed Financial Information (p.16). Please confirm supplementally that condensed financial information has not been provided for any subaccount offered under the policies covered by this registration statement because no such subaccount has commenced operations as of the date of the prospectus. Alternatively, if any subaccount has been previously made available under any other policy offered through the same separate account (e.g., the other policy has the same underlying fund option and same total separate account expense), then please include in the prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less). *See* Form N-4, Item 4(a), Instruction 1.

9. Asset Allocation Model (p. 18). Please explain the notice procedure you follow when you offer a new Asset Allocation Model and provide a sample of a recent such notice used for another contract offered by the company.

10. Additions, Deletions, or Substitutions of Investments (pp. 23-24). In the first sentence at the top of page 24, please clarify that you will secure any necessary regulatory approval prior to any substitution of shares in an Investment Division.

11. <u>The Policies (p. 24).</u> Please delete the second sentence of the last paragraph on page 24. Add disclosure that all material state variations are specified in the prospectus or in an appendix to the prospectus.

12. <u>The Policies, Riders, (b) Investment Preservation Rider – FP Series (optional) (p. 36).</u>

  a. Please provide your legal basis for suspending the right to reset the Guaranteed Amount for existing policyholders who have been paying for this benefit since policy issuance or delete this sentence.

  b. Please provide an example of how the IPR Reset operates. Please also clarify whether the IPR Reset is only available at the end of the Holding Period initially selected.

  c. Please state, if true, that the Asset Allocation Categories and the Asset Allocation Models available with IPR will not change for existing contract owners after the rider has been issued. If not, please explain the nature of any changes you can make and your legal basis for making such changes.

13. <u>Charges and Deductions, Other Charges, (f) Annual Death Benefit Reset (ADBR) Rider Charge (p. 44).</u> The prospectus states, "The charge for the ADBR Rider, for policyholders of all ages, is 0.25% per year (0.0625% per quarter)." Please revise to state that this is the <u>current</u> charge.

14. <u>Distributions Under the Policy, Annuity Commencement Date (p. 47).</u> Please disclose the rules for determining the latest possible annuity commencement date. *See* Form N-4, Item 8(b).

15. <u>The Fixed Account (p. 49).</u> Please revise the last sentence of the introductory paragraph to state that the disclosures regarding the Fixed Account <u>are</u> subject to certain applicable provisions of the federal securities laws, rather than "may be."

16. <u>Voting Rights (p.54).</u>

  a. Please delete the clause "To the extent required by law," in the second sentence since current law requires proportionate voting.

  b. If relying on a mixed and shared order, please add disclosure that shares owned by the company and its affiliates will also be proportionately voted.

Part C

17. <u>Financial Statements and Exhibits (pp. C1-C3).</u> Please file actual agreements, rather than "forms of." *See* Rule 483.

18. <u>Powers of Attorney.</u> The Powers of Attorney do not appear to relate to these registration statements. Please file new Powers of Attorney with the pre-effective amendments.

*   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendments filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

In closing, we remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6497 or budaf@sec.gov.

Sincerely,

/s/ Frank A. Buda

Frank A. Buda
Attorney-Adviser